Exhibit 99.3

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the Special Shareholders’ Meeting to be held on 22 December 2015

The Board of Directors of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the Shareholders, Warrant Holders, Directors and Statutory Auditor of the Company to the Special Shareholders’ Meeting that will be held on Tuesday 22 December 2015 at 2:00 p.m. (CET) at the registered office of the Company.

Agenda and proposed resolutions

1.	Confirmation of appointment of Independent Director.

Proposed resolution: The Shareholders’ Meeting resolves to confirm the appointment of Dr. Christine Mummery (residing in Bilthoven, The Netherlands) as a Director of the Company, made by the Board as from 30 September 2015 to fill a vacancy, and to appoint her as a Director of the Company for a period of four years ending immediately after the Shareholders’ Meeting in 2019 which has the approval of the annual accounts on its agenda. Upon the proposal of the Board and in accordance with the advice of the Company’s Nomination and Remuneration Committee, the Shareholders’ Meeting further resolves to appoint Dr. Mummery as an Independent Director as she meets the criteria of independence set forth in article 526ter of the Belgian Companies Code and Dr. Mummery expressly stated, and as far as the Board is aware, she does not have any relationship with any company that would compromise her independence.

The Shareholders’ Meeting acknowledges that the Board may determine the remuneration to be granted to Dr. Mummery for the exercise of her mandate as a Director of the Company within the limits of the power of attorney unanimously approved by the Shareholders’ Meeting on 28 April 2015 (eighth agenda item – Remuneration of Directors).

2.	Offer of warrants.

Proposed resolution: The Shareholders’ Meeting resolves to approve the proposal of the Company’s Nomination and Remuneration Committee to offer additional warrants to the Company’s Directors in light of an independent benchmarking exercise and recommendation by an external advisor, following the growth of the Company and the recent US listing of the Company on Nasdaq and consequently (i) resolves to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley and Dr. Christine Mummery, under warrant plans to be created by the Board of Directors for the benefit of Directors, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital (jointly “Warrant Plan 2015 (B)”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowers the Managing Director, as well as any other Director as regards the offer to the Managing Director, to implement this offer, and (iii) to the extent required, approves the offer of warrants to members of Galapagos’ Executive Committee under Warrant Plan 2015 (B) in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the Shareholders’ Meeting expressly approves the particular provisions of such Warrant Plan 2015 (B) pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), all 700,000 warrants offered (to the extent accepted) under Warrant Plan 2015 (B) can be exercised early, even before the third anniversary of their award.

The resolutions of this Shareholders’ Meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (FSMA) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Registration and admission formalities

In order to be admitted to the Shareholders’ Meeting, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

In accordance with article 537 of the Belgian Companies Code, the holders of warrants issued by the Company can only attend the Shareholders’ Meeting with a consultative vote.

1	Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the Shareholders’ Meeting, provided that:

•	their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 8 December 2015 (the “record date”), irrespective of the number of shares or warrants that they own on the date of the Shareholders’ Meeting; and

•	they notify the Company in writing of (i) their intention to participate in the Shareholders’ Meeting, and (ii) the number of securities for which they wish to participate in the Shareholders’ Meeting, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 16 December 2015; a model of this form is available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in and to vote at the Shareholders’ Meeting, provided that:

•	their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 8 December 2015 (the “record date”), irrespective of the number of shares that they own on the date of the Shareholders’ Meeting; and

•	at the latest on 16 December 2015, they provide the Company (at the Company’s registered office) with, or arrange for the Company (at the Company’s registered office) to be provided with, a certificate issued by a recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the Shareholders’ Meeting.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Only persons who are a shareholder of the company on the record date (8 December 2015) and who have indicated their intention to participate in the Shareholders’ Meeting as set out above will be entitled to participate in the Shareholders’ Meeting. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 30 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the Shareholders’ Meeting by a proxy holder, who does not need to be a shareholder. Except in cases provided for by law, a shareholder may only appoint one person as proxy holder for a particular Shareholders’ Meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 16 December 2015.

Right to ask questions

In accordance with article 540 of the Belgian Companies Code and article 34 of the articles of association of the Company, all shareholders are entitled, whether during the Shareholders’ Meeting or in writing before the Meeting, to ask questions to the Directors with respect to their report or the agenda items and to the Statutory Auditor with respect to its report (if applicable).

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the registration and admission formalities set out above and if the written question has been received by the Company at the latest on 16 December 2015.

Such questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 533ter of the Belgian Companies Code and article 28 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the Shareholders’ Meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 30 November 2015. As the case may be, Galapagos shall publish the modified agenda at the latest on 7 December 2015.

Availability of documents

The documentation relating to this Shareholders’ Meeting or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com). Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or telephone (+32 15 342 979). Please address any requests for more information to Galapagos’ Legal Department (Phone: +32 15 342 979). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the Shareholders’ Meeting.

The natural persons who intend to attend the Shareholders’ Meeting in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the Shareholders’ Meeting. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Meeting.

The Board of Directors